================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   ---------


                                   FORM 11-K

(Mark One)
   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

               For the transition period from          to


                         Commission file number 1-8940

                                   ---------

                  Long Term Savings Plan for Hourly Employees
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                          PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York  10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996





                               TABLE OF CONTENTS


                                                                        Page (s)
                                                                        --------

Report of Independent Accountants.......................................     3

Financial Statements:
   Statements of Financial Condition as of December 31,
     1996 and 1995......................................................   4-5
   Statements of Income and Changes in Plan Equity for
     the years ended December 31, 1996 and 1995.........................   6-7
   Notes to Financial Statements........................................  8-17

Signatures..............................................................    18

Schedules:
   Schedule I - Investments as of December 31, 1996.....................S-1-11

   Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
     23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS



To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Long Term Savings Plan For Hourly Employees:


     We have audited the accompanying statements of financial condition of the Long Term Savings Plan For Hourly Employees (formerly known as the Oscar Mayer Foods Corporation Long-Term Savings Plan For Hourly Employees and hereinafter referred to as the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the two years in the period ended December 31, 1996 and the schedule of investments as of December 31, 1996. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                                        COOPERS & LYBRAND L.L.P.



Chicago, Illinois
March 28, 1997

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996

                                    -------




                                                      Interest
                                                       Income
                                                        Fund
                                                     ----------


ASSETS:
   Allocated share of
     Trust net assets                                $8,011,020
   Employer contributions
     receivable                                          50,563
                                                     ----------

       Total assets                                   8,061,583
                                                     ----------

LIABILITIES:
   Distributions and
     withdrawals payable                                367,137
                                                     ----------

       Total liabilities                                367,137
                                                     ----------

       Plan equity                                   $7,694,446
                                                     ==========






   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1995

                                    -------




                                                          Interest
                                                           Income
                                                            Fund
                                                         ----------


ASSETS:
   Allocated share of
     Trust net assets                                    $6,804,122
   Employer contributions
     receivable                                              64,464
                                                         ----------

       Total assets                                       6,868,586
                                                         ----------

LIABILITIES:
   Distributions and
     withdrawals payable                                     31,217
                                                         ----------

       Total liabilities                                     31,217
                                                         ----------

       Plan equity                                       $6,837,369
                                                         ==========







  The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996

                                    -------




                                                           Interest
                                                            Income
                                                             Fund
                                                          ----------


ADDITIONS:
  Employer contributions                                  $  633,603
  Employee contributions                                   1,227,121
  Allocated share of Trust
    investment activities:
      Interest income                                        438,240
                                                          ----------

        Total additions                                    2,298,964
                                                          ----------

DEDUCTIONS:
  Distributions and
    withdrawals                                           (1,438,861)
  General and administrative
    expenses                                                  (3,026)
                                                          ----------

        Total deductions                                  (1,441,887)
                                                          ----------

        Net additions                                        857,077

PLAN EQUITY:
  Beginning of year                                        6,837,369
                                                          ----------
  End of year                                             $7,694,446
                                                          ==========





  The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995

                                    -------



                                                          Interest
                                                           Income
                                                            Fund
                                                          ---------


ADDITIONS:
  Employer contributions                                 $  522,979
  Employee contributions                                  1,258,668
  Allocated share of Trust
    investment activities:
      Interest income                                       391,735
                                                         ----------

        Total additions                                   2,173,382
                                                         ----------

DEDUCTIONS:
  Distributions and
    withdrawals                                            (603,616)
  General and administrative
    expenses                                                 (2,161)
                                                         ----------

        Total deductions                                   (605,777)
                                                         ----------

        Net additions                                     1,567,605

PLAN EQUITY:
  Beginning of year                                       5,269,764
                                                         ----------
  End of year                                            $6,837,369
                                                         ==========





  The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS

1.  General Description of the Plan:

    The Long Term Savings Plan for Hourly Employees (formerly known as the Oscar Mayer Foods Corporation Long-Term Savings Plan for Hourly Employees and hereinafter referred to as the "Plan") is a defined contribution plan designed to assist employees in saving for retirement by providing eligible employees with a vehicle for investing a portion of their compensation and to receive a matching contribution from Kraft Foods, Inc. (formerly known as Kraft General Foods, Inc. and hereinafter referred to as "Kraft Foods"). Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

    Hourly employees employed at specific locations of Kraft Foods who are not members of a collective bargaining unit participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees are required to make a contribution on a before-tax or after-tax basis ("Basic Contribution") which is eligible for a matching contribution and may also make a contribution on a before-tax basis ("Supplemental Contribution"), in excess of their Basic Contribution, which is not eligible for a matching contribution. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

    The Plan's assets are co-invested with the assets of the Kraft Foods Thrift Plan and other plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 6).

    Prior to January 1, 1997, participants' Plan Accounts (see Note 4) were invested solely in the Interest Income Fund. Effective January 1, 1997, participants have the option of investing their Plan Accounts in 25 percent increments in the four funds listed below.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

   None of the foregoing funds guarantees a return to the participant. Effective January 1, 1997, participants may change their investment options quarterly.

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1996 and 1995, there were 2,163 and 2,360 participants, respectively.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant is at all times fully vested in the balance of his or her Basic After-Tax Contributions Account and Basic and Supplemental Before-Tax Contributions Accounts. A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 65, death while employed by Kraft Foods or any of its affiliates, or plan termination. A participant shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:


                                                       Vested
                           Years of Service          Percentage
                           ----------------          ----------
                            Less than 5                   0%
                            5 or more                   100%

   Forfeitures:

      Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract
      value.   There  are  no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1996 and 1995 was $712,948,000 and $725,034,000, respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1996 and 1995. The crediting interest rate for the

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange and not resumed before the end of any trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 7).

3. Contributions:

   Eligible employees are required to make a Basic Contribution for each hour paid by Kraft Foods. The amount of Basic Contribution required of each participant varies depending on the work location of the participant.

   Participants may also make Supplemental Contributions. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1996, a participant's before-tax contributions (whether in the form of Basic Contributions, Supplemental Contributions, or a combination of the two) were limited

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   to $9,500; for 1997, a participant's before-tax contributions will be limited to $9,500.

   Kraft Foods Matching Contributions equal 100 percent of each participant's Basic Contributions to the Plan, subject to certain limitations under the Code.

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

   Kraft Foods Matching Contributions are discretionary. While Kraft Foods has not expressed any intent to discontinue making Kraft Foods Matching Contributions, it is free to do so at any time. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

4. Valuation of Participant Accounts:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:


     Account                                  Source
     -------                                  ------

     Kraft Foods Matching Account             Kraft Foods Matching Contributions

     Basic Before-Tax Contributions Account   Basic Contributions made with before-tax
                                               contributions

     Basic After-Tax Contributions Account    Basic Contributions made with after-tax
                                               contributions

     Supplemental Before-Tax Contributions    Supplemental Contributions made with before-tax
       Account                                 contributions

   At the end of each calendar quarter, the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Basic Before-Tax Contributions Account, Basic After-Tax Contributions Account and Supplemental Before-Tax Contributions Account on the basis of their proportionate share in each fund.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

5. Distributions:

   Upon termination of employment, including retirement, distribution of a participant's Accounts is made in a lump sum. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1996 and 1995, respectively, were:


                                         1996                  1995
                                         ----                  ----
          Trust                          less than 1%          less than 1%

          Interest Income Fund                1%               less than 1%


   The Plan's approximate allocated share of the Trust's investment activities for each of the years ended December 31, 1996 and 1995 was less than one percent.

   All expenses incurred in administering the Plan are borne by Kraft Foods, with the exception of investment management fees which are paid from the Plan's assets. For both 1996 and 1995, the amount of such expenses expressed as a percentage of the Plan's average net assets was .04 percent.

   Investments that represented five percent or more of total Trust assets as of December 31, 1996 and 1995, were:


                                             1996        1995
                                          ----------  ----------
          Philip Morris Stock Fund
             Common Stock                 $1,055,822  $1,071,626
          Equity Index Fund
             GEBT Equity Index Fund         $442,151    $312,179

   The GEBT Equity Index Fund currently includes Common Stock.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

At December 31, 1996 and 1995, the financial position of the Trust was:

                                                             1996                               1995
                                                          ----------                         ----------
Assets:
 Investments at fair value:
  Equity Index Fund:
   GEBT Equity Index Fund
    (cost $296,077 and $230,148)                          $  442,151                         $  312,179
   Short-term temporary investments
    (cost approximates fair value)                               945                              3,928
  Interest Income Fund:
   Investment contracts (at contract value)
    (cost approximates contract value)                       719,263                            729,677
   Short-term temporary investments
    (cost approximates fair value)                            31,250                             74,111
  Government Securities Fund:
   Government securities
    (cost $25,873 and $26,340)                                25,693                             27,129
   Federal Agency Obligations
    (cost $2,979)                                              2,911                                  -
   Short-term temporary investments
    (cost approximates fair value)                               812                              4,060
  Government Securities Fund (GF):
   Government securities
    (cost approximates fair value)                             1,184                              1,198
   Short-term temporary investments
    (cost approximates fair value)                               110                                 59
  Philip Morris Stock Fund:
   Common stock
    (cost $439,309 and $478,175)                           1,055,822                          1,071,626
   Short-term temporary investments
    (cost approximates fair value)                            28,613                             26,940
  International Equity Fund:
   International Equity Fund
    (cost $52,300 and $21,536)                                56,401                             22,713
   Short-term temporary investments
    (cost approximates fair value)                               114                                216
  Balanced Fund:
   Balanced Fund
    (cost $72,891 and $28,863)                                77,163                             29,655
   Short-term temporary investments
    (cost approximates fair value)                               189                                152
  Growth Equity Fund:
   Growth Equity Fund
    (cost $117,557 and $66,204)                              122,194                             65,591
   Short-term temporary investments
    (cost approximates fair value)                               312                                465
 Other investments:
  Participants' Loan Account:
   Loans to participants                                      37,375                             34,968
                                                          ----------                         ----------
   Total investments                                       2,602,502                          2,404,667
 Receivables:
  Interest income                                              1,063                              1,052
  Dividend income                                             11,308                             11,926
  Other receivables                                            2,980                                  -
                                                          ----------                         ----------
   Total assets                                            2,617,853                          2,417,645
Liabilities:
  Other payables                                               1,264                              1,240
                                                          ----------                         ----------
   Net assets                                             $2,616,589                         $2,416,405
                                                          ==========                         ==========

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the Trust net assets for the years ended December 31, 1996 and 1995, were:



                                                         1996                   1995
                                                      -----------            -----------
Additions:
  Employer contributions                              $   35,823             $   42,957
  Employee contributions                                  94,665                104,014

Transfers from predecessor trusts                            300                   (448)

Investment activities:
  Interest                                                47,971                 55,956
  Dividends                                               56,586                 51,225
  Interest on participant loans                            2,598                  2,394
                                                      ----------             ----------
                                                         107,155                109,575
  Net appreciation
   in fair value of investments                          313,941                512,078
                                                      ----------             ----------
     Net investment activities                           421,096                621,653

Deductions:
  Distributions and withdrawals                         (348,908)              (258,160)
  General and administrative
   expenses                                               (2,792)                (3,133)
                                                      ----------             ----------
Increase in Trust net assets                             200,184                506,883

Net assets:
  Beginning of year                                    2,416,405              1,909,522
                                                      ----------             ----------
  End of year                                         $2,616,589             $2,416,405
                                                      ==========             ==========


                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)



7. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1996 and 1995 were:


                                                                                              Freihofer
                                                                                              Equitable
                                         Equity     Government   Government                    Capital
                                          Index     Securities   Securities   Philip Morris   Management
                                          Fund         Fund       Fund (GF)    Stock Fund        Fund
                                      -----------   ----------   ----------   -------------   ----------
1996
----
Realized gains (losses):
  Proceeds                               $ 51,031      $ 9,262       $1,436        $373,172
  Cost                                     37,037        9,271        1,436         172,650
                                         --------      -------       ------        --------      -------
   Net realized gains
         (losses)                          13,994           (9)         -           200,522
                                         --------      -------       ------        --------      -------

Unrealized appreciation
  (depreciation):
  Beginning of year                        82,031          789                      593,451
  End of year                             146,074         (248)                     616,513
                                         --------      -------       ------        --------      -------
   Increase (decrease)                     64,043       (1,037)         -            23,062
                                         --------      -------       ------        --------      -------
Net appreciation
  (depreciation) in fair
  value of investments                   $ 78,037      $(1,046)      $  -          $223,584
                                         ========      =======       ======        ========      =======
1995
----
Realized gains:
  Proceeds                               $ 44,833      $16,505       $1,431        $173,058      $12,642
  Cost                                     37,484       16,505        1,431          94,527        6,063
                                         --------      -------       ------        --------      -------
   Net realized gains                       7,349          -            -            78,531        6,579
                                         --------      -------       ------        --------      -------

Unrealized appreciation
  (depreciation):
  Beginning of year                         3,838         (109)                     231,434        6,636
  Transfer from Entenmann's                                                          16,383
  End of year                              82,031          789                      593,451
                                         --------      -------       ------        --------      -------
   Increase (decrease)                     78,193          898          -           345,634       (6,636)
                                         --------      -------       ------        --------      -------
Net appreciation
  (depreciation) in fair
  value of investments                   $ 85,542      $   898       $  -          $424,165      $   (57)
                                         ========      =======       ======        ========      =======
































                                      International                  Growth
                                          Equity       Balanced      Equity
                                           Fund          Fund         Fund          Total
                                      -------------   ----------   ----------   -------------

1996
----
Realized gains (losses):
  Proceeds                                  $15,309       $9,120      $25,847        $485,177
  Cost                                       14,552        8,758       25,254         268,958
                                            -------       ------      -------        --------

   Net realized gains
         (losses)                               757          362          593         216,219
                                            -------       ------      -------        --------

Unrealized appreciation
  (depreciation):
  Beginning of year                           1,177          792         (613)        677,627
  End of year                                 4,101        4,272        4,637         775,349
                                            -------       ------      -------        --------
   Increase (decrease)                        2,924        3,480        5,250          97,722
                                            -------       ------      -------        --------
Net appreciation
  (depreciation) in fair
  value of investments                      $ 3,681       $3,842      $ 5,843        $313,941
                                            =======       ======      =======        ========
1995
----
Realized gains:
  Proceeds                                  $ 2,036       $1,859      $ 2,514        $254,878
  Cost                                        2,012        1,813        2,410         162,245
                                            -------       ------      -------        --------
   Net realized gains                            24           46          104          92,633
                                            -------       ------      -------        --------
Unrealized appreciation
  (depreciation):
  Beginning of year                                                                   241,799
  Transfer from Entenmann's                                                            16,383
  End of year                                 1,177          792         (613)        677,627
                                            -------       ------      -------        --------
   Increase (decrease)                        1,177          792         (613)        419,445
                                            -------       ------      -------        --------
Net appreciation
  (depreciation) in fair
  value of investments                      $ 1,201       $  838      $  (509)       $512,078
                                            =======       ======      =======        ========

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

  8.  Tax Status:

      The U.S. Treasury Department has determined that the Plan, as amended and in effect as of April 1, 1992, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be administered in accordance with the applicable provisions of the Code.

      Therefore, participants will not be subject to income tax on Kraft Foods Matching Contributions or before-tax contributions made on their behalf by Kraft Foods, nor on earnings credited to their Accounts until distributed.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                     LONG TERM SAVINGS
                                                      PLAN FOR HOURLY
                                                         EMPLOYEES
                                                       (Name of Plan)



                                             By        /s/ TERRY M. FAULK
                                               ------------------------------
                                               Terry M. Faulk, Chairman,
                                            Management Committee for Employee
                                               Benefits of Kraft Foods, Inc.

  Date:  March 28, 1997

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

            Column A                                             Column B          Column C         Column D
            --------                                             --------          --------         --------
                                                                Face Amount          Cost
                                                                 or Number         Basis of
 Name of Issuer and Title of Issue                            of Shares/Units     Investments      Fair Value
 ---------------------------------                            ---------------     -----------      ----------
 EQUITY INDEX FUND  --  17.03%

 GEBT Equity Index Fund  --  16.99%                                   259,974     $296,077,339    $442,150,965

 Short-Term Investments  --  0.04%

 GEBT Short-Term Investment Fund                                      944,612          944,612         944,612
                                                                                  ------------    ------------

         Total Equity Index Fund                                                   297,021,951     443,095,577
                                                                                  ------------    ------------
 INTEREST INCOME FUND  --  28.84%

 Investment Contracts  --  27.64%
 (The amounts included in Column D for the
 investment contracts represent contract value,
 see Note 2.)

 Participation Contracts with Institutions  --  17.22%

 Connecticut General Ins.
    No. 7771         4.55%
    matures          1/1/1997                                      11,761,408       11,761,408      11,761,408
 J P Morgan
    No. 95-03        8.10%
    matures          1/25/1997                                     25,877,500       25,877,500      25,877,500
 Hartford Life Ins. Co.
    No. 9108         8.74%
    matures          5/1/1997                                      32,378,796       32,378,796      32,378,796
 Confederation Life Ins.
    No. 62325        0.00%
    matures          5/1997                                        21,109,885       21,109,885      21,109,885
 Provident Mutual
    No. 008159-001   8.55%
    matures          3/1/1998                                       1,004,095        1,004,095       1,004,095
 Mass Mutual
    No. 10223        8.25%
    matures          4/30/1998                                     11,913,686       11,913,686      11,913,686
 Provident National Assurance
    No. 02705689     6.96%
    matures          7/31/1998                                     23,799,860       23,799,860      23,799,860
 Connecticut General Life Ins.
    No. 25119        8.81%
    matures          8/1/1998                                      21,756,995       21,756,995      21,756,995
 Hartford Life Ins. Co.
    No. 10225        5.68%
    matures          1/31/1999                                     20,052,910       20,052,910      20,052,910
 Allstate Life Insurance Company
    No. 5428         6.15%
    matures          4/30/1999                                     36,609,754       36,609,754      36,609,754

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                     Column A                                      Column B               Column C           Column D
                     --------                                      --------               --------           --------
                                                                  Face Amount               Cost
                                                                   or Number              Basis of
Name of Issuer and Title of Issue                              of Shares/Units          Investments         Fair Value
---------------------------------                              ---------------          -----------         ----------

Participation Contracts with Institutions (continued)

Allstate Life Ins. Co.
 No. 5581             7.23%
 matures              5/20/1999                                      1,943,201      $     1,943,201    $     1,943,201
CNA Insurance Co.
 No. 24023            6.61%
 matures              6/29/2001                                     20,017,544           20,017,544         20,017,544
Sun America Life
 No. 4696             6.67%
 matures              12/31/2001                                    20,017,698           20,017,698         20,017,698
Mass Mutual
 No. 1040             6.21%                                         32,695,251           32,695,251         32,695,251
Prudential
 No. 7269             6.16%                                         70,734,000           70,734,000         70,734,000
New York Life
 No. 20013            6.39%                                         31,985,090           31,985,090         31,985,090
John Hancock
 No. 6436             5.82%                                         64,373,330           64,373,330         64,373,330
                                                                                    ---------------    ---------------

         Total Contracts                                                                448,031,003        448,031,003
                                                                                    ---------------    ---------------
Financial Institution Pools  --  10.42%

National Westminster Bank
 No. SAM 0104B   4.28%
  GEBT Short-Term Investment Fund                                                           668,903            668,903
  Confederation Life Insurance GAC No. 62381
   matured          11/30/1995         8.61%                                              8,108,070          8,108,070
  Federal National Mortgage Association Remic
   matures          6/25/2005          6.25%                                              2,367,771          2,367,771
  Federal National Mortgage Association Remic
   matures          8/25/2005          6.00%                                                514,937            514,937
  Federal National Mortgage Association Remic
   matures          8/25/2012          5.60%                                              1,576,665          1,576,665
  Federal National Mortgage Association Remic
   matures          8/25/2013          6.70%                                              4,044,382          4,044,382
  Federal National Mortgage Association Remic
   matures          9/25/2015          6.00%                                              2,353,243          2,353,243
  Federal National Mortgage Association Remic
   matures          6/25/2016          5.70%                                              4,366,089          4,366,089
  Federal National Mortgage Association Remic
   matures          7/25/2016          5.65%                                              2,341,523          2,341,523
  Federal National Mortgage Association Remic
   matures          1/25/2020          7.00%                                                854,086            854,086
  Federal National Mortgage Association Pool
   matures          7/1/2008           7.00%                                              1,041,452          1,041,452
  Federal National Mortgage Association Pool
   matures          8/1/2008           7.00%                                              1,030,303          1,030,303

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996



                    Column A                             Column B               Column C          Column D
                    --------                          ---------------         ------------        --------
                                                        Face Amount               Cost
                                                         or Number               Basis of
Name of Issuer and Title of Issue                     of Shares/Units          Investments        Fair Value
---------------------------------                     ---------------         ------------        ----------
Financial Institution Pools (continued)

 National Westminster Bank (continued)
  Federal National Mortgage Association Pool
   matures          1/1/2009            6.50%                               $         171,619   $       171,619
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.50%                                         613,304           613,304
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.50%                                         205,223           205,223
  Federal National Mortgage Association Pool
   matures          5/1/2009            6.50%                                       1,271,306         1,271,306
  Government National Mortgage Association Pool
   matures          12/15/2023          6.50%                                         284,287           284,287
  Government National Mortgage Association Pool
   matures          3/15/2024           6.50%                                          93,774            93,774
  Government National Mortgage Association Pool
   matures          4/15/2024           6.50%                                       1,776,787         1,776,787
  Government National Mortgage Association Pool
   matures          5/15/2024           6.50%                                       1,276,524         1,276,524
  Federal Home Loan Mtg. Corporation
   matures          8/15/2005           6.25%                                       1,184,252         1,184,252
  Federal Home Loan Mtg. Corporation
   matures          4/1/2008            7.00%                                         127,322           127,322
  Federal Home Loan Mtg. Corporation
   matures          8/15/2008           6.50%                                       1,692,931         1,692,931
  Federal Home Loan Mtg. Corporation
   matures          9/1/2008            6.50%                                          46,077            46,077
  Federal Home Loan Mtg. Corporation
   matures          12/1/2008           6.50%                                          48,731            48,731
  Federal Home Loan Mtg. Corporation
   matures          2/1/2009            6.50%                                       2,029,335         2,029,335
  Federal Home Loan Mtg. Corporation
   matures          6/1/2009            6.50%                                          88,055            88,055
  Federal Home Loan Mtg. Corporation
   matures          10/1/2010           7.00%                                         260,939           260,939
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            6.50%                                         138,688           138,688
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            7.00%                                         791,070           791,070
  Federal Home Loan Mtg. Corporation
   matures          3/1/2011            7.00%                                       1,271,320         1,271,320
  Federal Home Loan Mtg. Corporation
   matures          4/15/2011           5.00%                                       1,769,714         1,769,714
  Federal Home Loan Mtg. Corporation
   matures          12/15/2015          6.50%                                       2,887,649         2,887,649
  Federal Home Loan Mtg. Corporation
   matures          6/15/2016           7.00%                                         318,819           318,819
  Federal Home Loan Mtg. Corporation
   matures          1/15/2018           6.00%                                       4,415,122         4,415,122
                                                                            -----------------   ---------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


        Column A                                            Column B         Column C          Column D
        --------                                            --------         --------          --------
                                                           Face Amount         Cost
                                                            or Number         Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments       Fair Value
 ---------------------------------                       ---------------    -----------       ----------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

 Total National Westminster Bank Contract                                   $52,030,272       $52,030,272
                                                                            -----------       -----------
 Trans America Life Insurance Company
   No. 76594   6.82%
     GEBT Short-Term Investment Fund                                          7,487,114         7,487,114
     U. S. Treasury Note
       matures           6/30/1998           6.25%                            1,399,192         1,399,192
     U. S. Treasury Note
       matures           9/30/1998           6.00%                            1,770,883         1,770,883
     U. S. Treasury Note
       matures           12/31/1998          5.75%                            1,801,674         1,801,674
     U. S. Treasury Note
       matures           5/15/1999           6.38%                           11,137,269        11,137,269
     U. S. Treasury Note
       matures           11/15/1999          5.88%                              916,316           916,316
     U. S. Treasury Note
       matures           6/30/2001           6.63%                            2,469,791         2,469,791
     U. S. Treasury Note
       matures           9/30/2001           6.38%                              279,189           279,189
     U. S. Treasury Note
       matures           12/31/2001          6.13%                            3,595,726         3,595,726
     U. S. Treasury Note
       matures           5/15/2006           6.88%                            1,592,869         1,592,869
     Federal National Mortgage Association Pool
       matures           11/1/2002           7.00%                               55,748            55,748
     Federal National Mortgage Association Pool
       matures           4/1/2003            7.00%                              151,031           151,031
     Federal National Mortgage Association Pool
       matures           5/1/2003            7.00%                              192,231           192,231
     Federal National Mortgage Association Pool
       matures           6/1/2003            7.00%                              342,011           342,011
     Federal National Mortgage Association Pool
       matures           4/1/2026            7.00%                              130,578           130,578
     Federal National Mortgage Association Pool
       matures           5/1/2026            7.00%                              189,143           189,143
     Federal National Mortgage Association Pool
       matures           6/1/2026            7.00%                              181,817           181,817
     Federal National Mortgage Association Pool
       matures           7/1/2026            7.00%                               10,098            10,098
     Federal National Mortgage Association Pool
       matures           8/1/2026            7.00%                               33,608            33,608
     Federal National Mortgage Association Pool
       matures           9/1/2026            7.00%                              167,014           167,014
     Federal National Mortgage Association Pool
       matures           10/1/2026           7.00%                              245,231           245,231

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996




                    Column A                                       Column B              Column C          Column D
                    --------                                    ---------------         -----------       ---------
                                                                 Face Amount               Cost
                                                                  or Number              Basis of
 Name of Issuer and Title of Issue                              of Shares/Units         Investments        Fair Value
----------------------------------                              ---------------         -----------        ----------
 Financial Institution Pools (continued)

 Trans America Life Insurance Company (continued)
   Federal National Mortgage Association Pool
    matures           12/1/2026          7.00%                                        $        959,819   $       959,819
   Federal National Mortgage Association
    matures           9/1/2021           8.00%                                               2,576,286         2,576,286
   Government National Mortgage Association
    matures           2/1/2021           9.00%                                                 612,717           612,717
   Federal Home Loan Mtg. Corporation
    matures           5/1/2007           7.50%                                               1,128,692         1,128,692
   Federal Home Loan Mtg. Corporation
    matures           7/1/2026           6.50%                                               2,376,643         2,376,643
                                                                                      ----------------   ---------------
 Total Trans America Life Insurance Company Contract                                        41,802,690        41,802,690
                                                                                      ----------------   ---------------
 Commonwealth Life Insurance Company No. ADA00199TR, 6.22%,
 Peoples Life Insurance Company No. BDA00291TR, 6.37% &
 Trans America Life Insurance Company No. 76586, 5.62%
   GEBT Short-Term Investment Fund                                                          32,146,777        32,146,777
   U. S. Treasury Note
    matures           6/30/1998          6.25%                                               2,429,586         2,429,586
   U. S. Treasury Note
    matures           9/30/1998          6.00%                                               9,204,797         9,204,797
   U. S. Treasury Note
    matures           12/31/1998         5.75%                                               9,249,548         9,249,548
   U. S. Treasury Note
    matures           5/15/1999          6.38%                                              20,682,257        20,682,257
   U. S. Treasury Note
    matures           11/15/1999         5.88%                                              12,997,667        12,997,667
   U. S. Treasury Note
    matures           2/29/2000          7.13%                                               2,251,283         2,251,283
   U. S. Treasury Note
    matures           6/30/2001          6.63%                                               9,517,681         9,517,681
   U. S. Treasury Note
    matures           9/30/2001          6.38%                                               1,176,769         1,176,769
   U. S. Treasury Note
    matures           12/31/2001         6.13%                                              16,589,539        16,589,539
   U. S. Treasury Note
    matures           7/15/2006          7.00%                                                 667,757           667,757
   Federal National Mortgage Association
    matures           11/23/2001         6.35%                                                 341,296           341,296
   Federal National Mortgage Association
    matures           9/9/2003           5.97%                                                 514,159           514,159
   Federal National Mortgage Association
    matures           10/25/2004         8.40%                                                 665,643           665,643
   Federal National Mortgage Association
    matures           11/10/2004         8.63%                                               1,257,242         1,257,242

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                Column A                                     Column B              Column C           Column D
                --------                                     --------              --------           --------
                                                            Face Amount              Cost
                                                             or Number              Basis of
Name of Issuer and Title of Issue                         of Shares/Units         Investments        Fair Value
---------------------------------                         ---------------         -----------        ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
  Federal National Mortgage Association Pool
   matures          6/1/2001            10.50%                                   $   1,169,781      $   1,169,781
  Federal National Mortgage Association Pool
   matures          12/1/2002           6.00%                                           45,064             45,064
  Federal National Mortgage Association Pool
   matures          2/1/2003            6.00%                                          987,864            987,864
  Federal National Mortgage Association Pool
   matures          3/1/2003            6.00%                                           30,101             30,101
  Federal National Mortgage Association Pool
   matures          4/1/2003            6.00%                                           96,329             96,329
  Federal National Mortgage Association Pool
   matures          9/1/2007            7.00%                                          254,869            254,869
  Federal National Mortgage Association Pool
   matures          6/1/2008            7.00%                                          126,761            126,761
  Federal National Mortgage Association Pool
   matures          8/1/2008            7.00%                                        1,229,298          1,229,298
  Federal National Mortgage Association Pool
   matures          12/1/2008           6.00%                                          326,260            326,260
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.00%                                          797,532            797,532
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.00%                                          355,401            355,401
  Federal National Mortgage Association Pool
   matures          3/1/2011            6.50%                                          475,099            475,099
  Federal National Mortgage Association Pool
   matures          2/1/2023            7.00%                                          387,455            387,455
  Federal National Mortgage Association Pool
   matures          5/1/2023            8.00%                                        2,234,254          2,234,254
  Federal National Mortgage Association Pool
   matures          2/1/2024            6.50%                                          461,246            461,246
  Federal National Mortgage Association Pool
   matures          2/1/2024            7.00%                                        1,267,814          1,267,814
  Federal National Mortgage Association Pool
   matures          4/1/2024            6.50%                                          154,870            154,870
  Federal National Mortgage Association Pool
   matures          5/1/2024            6.50%                                          420,761            420,761
  Federal National Mortgage Association Pool
   matures          6/1/2024            6.50%                                          657,839            657,839
  Federal National Mortgage Association Pool
   matures          11/1/2024           9.00%                                          445,065            445,065
  Federal National Mortgage Association Pool
   matures          7/1/2025            7.00%                                        1,060,349          1,060,349
  Federal National Mortgage Association Pool
   matures          8/1/2025            7.00%                                          586,886            586,886

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

           Column A                                               Column B            Column C           Column D
           --------                                               --------            --------           --------
                                                                  Face Amount           Cost
                                                                   or Number          Basis of
Name of Issuer and Title of Issue                              of Shares/Units       Investments         Fair Value
---------------------------------                              ---------------       -----------         ----------
Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association Pool
       matures              4/1/2026             7.00%                               $1,772,204          $1,772,204
     Federal National Mortgage Association Pool
       matures              10/1/2026            7.00%                                  293,720             293,720
     Government National Mortgage Association Pool
       matures              11/15/2017           9.50%                                1,640,665           1,640,665
     Government National Mortgage Association Pool
       matures              12/15/2019           9.00%                                  311,303             311,303
     Government National Mortgage Association Pool
       matures              1/15/2020            9.00%                                  157,022             157,022
     Government National Mortgage Association Pool
       matures              5/15/2020            9.00%                                  348,067             348,067
     Government National Mortgage Association Pool
       matures              11/15/2020           9.00%                                  284,443             284,443
     Government National Mortgage Association Pool
       matures              12/15/2020           9.00%                                  255,567             255,567
     Government National Mortgage Association Pool
       matures              8/15/2021            9.00%                                  438,442             438,442
     Government National Mortgage Association Pool
       matures              10/15/2021           9.00%                                  377,590             377,590
     Government National Mortgage Association Pool
       matures              10/20/2021           9.50%                                1,052,170           1,052,170
     Government National Mortgage Association Pool
       matures              11/15/2021           9.00%                                  188,364             188,364
     Government National Mortgage Association Pool
       matures              1/15/2022            9.00%                                   51,323              51,323
     Government National Mortgage Association Pool
       matures              3/15/2024            6.50%                                  401,633             401,633
     Government National Mortgage Association Pool
       matures              4/15/2024            6.50%                                  390,394             390,394
     Government National Mortgage Association Pool
       matures              5/15/2024            6.50%                                1,999,237           1,999,237
     Government National Mortgage Association Pool
       matures              7/15/2024            6.50%                                1,361,039           1,361,039
     Government National Mortgage Association Pool
       matures              1/15/2025            9.00%                                  873,781             873,781
     Federal Home Loan Mtg. Corporation
       matures              11/1/2008            6.00%                                3,640,485           3,640,485
     Federal Home Loan Mtg. Corporation
       matures              3/1/2009             6.50%                                1,490,923           1,490,923
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.00%                                  109,466             109,466
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.50%                                  153,765             153,765

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


       Column A                                             Column B         Column C        Column D
       --------                                             --------         --------        --------
                                                          Face Amount          Cost
                                                           or Number          Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments     Fair Value
 ---------------------------------                       ---------------    -----------     ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal Home Loan Mtg. Corporation
       matures         10/1/2011       6.50%                                $ 1,499,186     $ 1,499,186
     Federal Home Loan Mtg. Corporation
       matures         12/15/2019      6.00%                                    544,917         544,917
     Federal Home Loan Mtg. Corporation
       matures         4/15/2021       9.00%                                  1,369,729       1,369,729
     Federal Home Loan Mtg. Corporation
       matures         1/1/2026        6.00%                                    936,908         936,908
     Federal Home Loan Mtg. Corporation
       matures         7/1/2026        6.50%                                    519,682         519,682
     Student Loan Marketing Association
       matures         8/1/2007        7.13%                                    701,902         701,902
     Banc One Auto TR
       matures         11/15/1997      6.85%                                    163,478         163,478
     Premier Auto TR
       matures         2/4/1999        7.15%                                  1,894,195       1,894,195
     Bayerische Landesbank Girozentrale
       matures         7/19/1999       6.55%                                  2,297,149       2,297,149
     MBNA Master Credit Card TR
       matures         8/16/1999       6.20%                                  2,527,260       2,527,260
     Standard Credit Card Master TR
       matures         6/7/2000        6.75%                                    785,382         785,382
     Standard Credit Card Master TR
       matures         4/7/2001        6.80%                                    522,286         522,286
     Asian Development Bank NTS
       matures         5/2/2001        8.50%                                  1,473,645       1,473,645
     American Express Master TR
       matures         7/15/2001       5.38%                                  1,366,641       1,366,641
     MBNA Master Credit Card TR
       matures         1/15/2003       6.60%                                  1,014,626       1,014,626
     Japan Fin Corp
       matures         4/27/2005       7.38%                                  1,453,580       1,453,580
     International BK for Recon & Dev
       matures         7/21/2005       6.38%                                  1,620,393       1,620,393
     Bayerische Landesbank Girozentrale
       matures         2/1/2006        6.17%                                  1,663,401       1,663,401
     KFW Int'l Fin Inc
       matures         6/1/2006        8.20%                                    983,074         983,074
     General Electric Cap Corp
       matures         7/24/2008       8.50%                                  1,050,622       1,050,622
     Landesbank Hessen
       matures         11/10/2008      6.25%                                  1,607,286       1,607,286
     International BK for Recon & Dev
       matures         3/1/2026        8.88%                                    548,882         548,882
                                                                            -----------     -----------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

       Column A                                                 Column B           Column C         Column D
       --------                                                 --------           --------         --------
                                                              Face Amount            Cost
                                                               or Number           Basis of
 Name of Issuer and Title of Issue                          of Shares/Units      Investments       Fair Value
 ---------------------------------                          ---------------      -----------       ----------
 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)

 Total Commonwealth, Peoples & Trans America Contract                           $177,398,726      $177,398,726
                                                                                ------------      ------------

         Total Pools                                                             271,231,688       271,231,688
                                                                                ------------      ------------

         Total Investment Contracts                                              719,262,691       719,262,691
                                                                                ------------      ------------
 Short-Term Investments  --  1.20%

 GEBT Short-Term Investment Fund                                25,748,659        25,748,659        25,748,659

 GEBT Stable Value Government Fund                               5,501,801         5,501,801         5,501,801
                                                                                ------------      ------------

         Total Short-Term Investments                                             31,250,460        31,250,460
                                                                                ------------      ------------

         Total Interest Income Fund                                              750,513,151       750,513,151
                                                                                ------------      ------------
 GOVERNMENT SECURITIES FUND  --  1.13%

 Government Securities  --  0.99%

 United States Treasury Notes
    7.25%               due 2/15/1998                            1,650,000         1,666,601         1,677,076
 United States Treasury Notes
    7.125%              due 9/30/1999                            4,350,000         4,502,688         4,470,321
 United States Treasury Notes
    7.125%              due 2/29/2000                            4,350,000         4,510,313         4,478,456
 United States Treasury Notes
    5.875%              due 6/30/2000                            4,350,000         4,343,360         4,317,375
 United States Treasury Notes
    5.625%              due 2/28/2001                              750,000           736,582           735,120
 United States Treasury Notes
    6.375%              due 8/15/2002                            4,900,000         4,961,787         4,932,144
 United States Treasury Notes
    6.50%               due 5/15/2005                            3,000,000         3,060,541         3,020,160
 United States Treasury Notes
    6.50%               due 8/15/2005                            1,300,000         1,332,109         1,308,333
 United States Treasury Notes
    6.50%               due 10/15/2006                             750,000           759,023           754,103
                                                                                ------------      ------------

         Total Government Securities                                              25,873,004        25,693,088
                                                                                ------------      ------------
 Federal Agency Obligations  -- 0.11%

 Federal Home Loan Mtg. Corporation
    SER A  5.5%         due 2/2/2001                             3,000,000         2,978,775         2,911,410
                                                                                ------------      ------------


                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


              Column A                                 Column B             Column C             Column D
              --------                                 --------             --------             --------
                                                     Face Amount              Cost
                                                      or Number             Basis of
Name of Issuer and Title of Issue                  of Shares/Units        Investments           Fair Value
---------------------------------                  ---------------        -----------           ----------

   Total Federal Agency Obligations                                    $      2,978,775      $     2,911,410
                                                                       ----------------      ---------------
Short-Term Investments  --  0.03%

BT Pyramid Government Securities Cash Fund                 811,717              811,717              811,717
                                                                       ----------------      ---------------
    Total Government Securities Fund                                         29,663,496           29,416,215
                                                                       ----------------      ---------------
GOVERNMENT SECURITIES FUND (GF)  --  0.05%

Government Securities  --  0.05%

United States Treasury Bills
  due  5/01/1997                                           500,000              473,324              473,324
United States Treasury Bills
  due  7/24/1997                                           500,000              472,400              472,400
United States Treasury Bills
  due 11/13/1997                                           250,000              238,077              238,077
                                                                       ----------------      ---------------
    Total Government Securities                                               1,183,801            1,183,801
                                                                       ----------------      ---------------
Short-Term Investments  --  0.00%

BT Pyramid Government Securities Cash Fund                 109,585              109,585              109,585
                                                                       ----------------      ---------------
    Total Government Securities Fund (GF)                                     1,293,386            1,293,386
                                                                       ----------------      ---------------
PHILIP MORRIS STOCK FUND  --  41.67%

Common Stock  --  40.57%

Tobacco  --  40.57%

Philip Morris Companies Inc.                             9,343,555 *        439,309,053        1,055,821,715

Short-Term Investments  --  1.10%

GEBT Short-Term Investment Fund                         28,613,393           28,613,393           28,613,393
                                                                       ----------------      ---------------
    Total Philip Morris Stock Fund                                          467,922,446        1,084,435,108
                                                                       ----------------      ---------------

 * On February 26, 1997, Philip Morris
 Companies Inc. announced a three-for-one split of its Common Stock, to be effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997.

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

              Column A                                   Column B            Column C          Column D
              --------                                   --------            --------          --------
                                                        Face Amount            Cost
                                                        or Number            Basis of
 Name of Issuer and Title of Issue                    of Shares/Units      Investments        Fair Value
 ---------------------------------                    ---------------      -----------        ----------
 INTERNATIONAL EQUITY FUND  --  2.17%

 Japanese Equity Index Fund  --  0.57%                         174,579     $   16,928,012     $   14,865,375
 Non Japanese Equity Index Fund --  1.60%                      282,909         35,371,872         41,535,576
                                                                           --------------     --------------

         Total Equity Index Funds                                              52,299,884         56,400,951
                                                                           --------------     --------------

 Short-Term Investments --   0.00%

 GEBT Short-Term Investment Fund                               114,499            114,499            114,499
                                                                           --------------     --------------

         Total International Equity Index Fund                                 52,414,383         56,515,450
                                                                           --------------     --------------

 BALANCED FUND  --  2.97%

 Balanced Fund  --  2.96%                                    6,451,741         72,890,632         77,162,828

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               188,536            188,536            188,536
                                                                           --------------     --------------

         Total Balanced Fund                                                   73,079,168         77,351,364
                                                                           --------------     --------------

 GROWTH EQUITY FUND  --  4.71%

 Growth Equity Fund  --  4.70%                              10,123,806        117,556,907        122,194,340

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               312,426            312,426            312,426
                                                                           --------------     --------------

         Total Growth Equity Fund                                             117,869,333        122,506,766
                                                                           --------------     --------------

 PARTICIPANTS' LOAN ACCOUNT -- 1.43%

 Loans to Participants -- 1.43%                             37,374,798         37,374,798         37,374,798
                                                                           --------------     --------------

         Total Participants' Loan Account                                      37,374,798         37,374,798
                                                                           --------------     --------------

         TOTAL INVESTMENTS                                                 $1,827,152,112     $2,602,501,815
                                                                           ==============     ==============
